September 4, 2009

Mr. William Friar
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	First M&F Corporation (“the Company”)
Form 10-K for Fiscal Year Ended December 31, 2008 and related
Proxy Statement filed on March 11, 2009
Form 10-Q for the Quarterly Period Ended March 31, 2009
File No. 000-09424

Dear Mr. Friar:

This letter responds to comments of the Staff (“the Staff”) of the Securities and Exchange Commission (“the Commission”) in a letter dated August 7, 2009 concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2008 and related Proxy Statement and Form 10-Q for the Quarterly Period Ended March 31, 2009.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In response to the Staff’s comments, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

William Friar
United States Securities and Exchange Commission
September 4, 2009

Form 10-K for the Fiscal Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and…, page 17

Comment 1

We note that your management discussion and analysis does not contain a discussion of your holdings of subprime loans nor any discussion of “Alt-A” type mortgages. If you do not hold or have not made or invested in these types of loans, or if your holdings of such loans are inconsequential, please advise us supplementally, and disclose in future filings that such lending is not material to your company. If your holdings are other than inconsequential, please revise to disclose and discuss.

Response to Comment 1

The Company originates mortgages primarily for sale. Less than 1.00% of the mortgages originated and sold over the past three years have been subprime mortgages. The Company does not have a subprime mortgage product for its loan portfolio held for investment. Therefore, the amounts of subprime mortgages that are in the Company’s loans held for investment are inconsequential. The Company does not originate Alt-A loans for sale or for its held for investment portfolio. However, the Company does originate and sell jumbo loans, which are considered nonconforming loans, for sale and for its held for investment portfolio. These amounts for 2008 and the first quarter of 2009 were inconsequential. We will disclose this information in future filings.

Noninterest Expense, page 22

Comment 2

We note your reference to your community banking segment in your discussion of goodwill impairment tests on page 22 and also on page 31 of your Form 10-Q for the quarter ended March 31, 2009. Please tell us your operating segments and reporting units at December 31, 2008 and March 31, 2009, and revise future filings to provide disclosures under SFAS 131 with respect to your reportable segments. We may have further questions.

Response to Comment 2

Management considers the entire company as a community banking segment since the dominant activity of the Company is community banking. The units used for impairment testing prior to March 31, 2009 consisted of community banking, insurance agency operations, mortgage operations, trust department, brokerage department, and administration/treasury. The following tables show financial information for the units used for impairment testing, without intercompany revenues and expenses being eliminated, for 2007 and 2008:

As of and for the Year Ended December 31, 2007
(Dollars in thousands)	Total	Percent	Total	Percent	Net	Percent	Net	Percent
	Assets	of Total	Revenues	of Total	Profit	of Total	Loss	of Total
Banking	$1,398,367	84.56%	$68,803	91.05%	$13,805	93.11%	$-	-%
Insurance	5,781	.35	4,456	5.90	970	6.54	-	-
Mortgage	8,246	.50	1,767	2.34	35	.24	-	-
Trust	5,770	.35	303	.40	-	-	30	8.15
Brokerage	352	.02	420	.55	16	.11	-	-
Corporate/Treasury	235,235	14.22	(183)	(.24)	-	-	338	91.85
Consolidated	$1,653,751		$75,566		$14,826		$368

William Friar
United States Securities and Exchange Commission
September 4, 2009

Response to Comment 2 (continued)

As of and for the Year Ended December 31, 2008
(Dollars in thousands)	Total	Percent	Total	Percent	Net	Percent	Net	Percent
	Assets	of Total	Revenues	of Total	Profit	of Total	Loss	of Total
Banking	$1,404,519	87.95%	$64,842	88.43%	$-	-%	$1,224	85.89%
Insurance	6,965	.44	4,604	6.28	1,023	52.44	-	-
Mortgage	9,955	.62	1,366	1.86	-	-	162	11.37
Trust	2,857	.18	270	.37	-	-	39	2.74
Brokerage	465	.03	423	.58	42	2.15	-	-
Corporate/Treasury	172,104	10.78	1,816	2.48	886	45.41	-	-
Consolidated	$1,596,865		$73,321		$1,951		$1,425

No units consistently met the significance test requirements set out in SFAS No. 131. The mortgage, brokerage and trust departments are operated in the Bank’s branches. The financial results of these three areas are not separated from the Bank’s operations in reports that are used by the Chief Executive Officer or Board of Directors. While the majority of the insurance agency offices are not in Bank branches, they are in the same geographical footprint as the branch system. Although the insurance agency operations do have separately reported financial results, they generally do not meet the significance tests to be separately reported. We considered the percentage of profits in 2008, given that the bank had losses, was an anomaly creating an impression of significance that does not actually exist in comparing the effect of the insurance agency operations over time with the remainder of the Company’s activities. Typically, administrative and corporate treasury functions do not meet the qualifying conditions of reportable segments. There is no one manager or primary decision maker and no one set of financial statements for the departments that make up the administrative and treasury functions of the Company. Therefore, we concluded that we had no reportable segments.

Credit Risk Management, page 27

Comment 3

We note the continued deterioration in the credit quality of your loan portfolio in 2008 and the quarter ended March 31, 2009, which has resulted in your ratio of non-accrual loans to total gross loans increasing significantly from 0.54% at December 31, 2007 to 1.75% at December 31, 2008 and 2.07% at March 31, 2009. Based on your disclosure on page 27 it appears to us that construction and land development and commercial real estate loans represent a majority of these non-accrual loans at December 31, 2008. Given the significance of the non-accrual loans, please tell us and revise your future filings to provide the following:

William Friar
United States Securities and Exchange Commission
September 4, 2009

Comment 3.a.

Discuss whether the increase in non-accrual loans relates to a few large credit relationships or several small credit relationships or both within the construction and land development and commercial real estate segments of the loan portfolio;

Response to Comment 3.a.

The following tables confirm that the majority of the increase in non-accrual loan balances occurred in a few large relationships in the construction and commercial real estate portfolios.

	As of December 31, 2007
(Dollars in thousands)	Under $500 Thousand		$500 Thousand & Over
	Number	Balance	Number	Balance
Construction and land development	15	$2,081	1	$1,319
Farmland	2	44	-	-
Residential	35	1,128	1	525
Commercial real estate	8	943	-	-
Total real estate	60	4,196	2	1,844

Agricultural	2	17	-	-
Commercial	20	377	-	-
Consumer	15	90	-	-
Total nonaccrual loans	97	$4,680	2	$1,844

	As of December 31, 2008
(Dollars in thousands)	Under $500 Thousand		$500 Thousand & Over
	Number	Balance	Number	Balance
Construction and land development	20	$2,444	6	$11,280
Farmland	1	71	1	694
Residential	30	2,726	-	-
Commercial real estate	8	970	2	1,605
Total real estate	59	6,211	9	13,579

Agricultural	2	23	-	-
Commercial	21	689	-	-
Consumer	9	62	-	-
Total nonaccrual loans	91	$6,985	9	$13,579

William Friar
United States Securities and Exchange Commission
August 31, 2009

Response to Comment 3.a. (continued)

	As of March 31, 2009
(Dollars in thousands)	Under $500 Thousand		$500 Thousand & Over
	Number	Balance	Number	Balance
Construction and land development	26	$3,261	12	$29,114
Farmland	3	342	2	1,799
Residential	49	4,040	-	-
Commercial real estate	7	781	3	10,988
Total real estate	85	8,424	17	41,901

Agricultural	3	40	-	-
Commercial	34	1,517	-	-
Consumer	12	202	-	-
Total nonaccrual loans	134	$10,183	17	$41,901

Comment 3.b.

If a few large credit relationships make up the majority of your non-accrual loans, discuss those relationships in detail, including:

•	General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.)
•	The type of collateral securing the loan;
•	The amount of total credit exposure outstanding;
•	The amount of the allowance allocated to the credit relationship;
and
•	Provide additional information supporting the allowance for loan loss for each credit.

Response to Comment 3.b.

Non-accrual loans as well as loans with problem risk ratings are individually reviewed for impairment quarterly. Through 2007 and into 2008 the majority of these loans were in accrual status but had risk ratings that indicated potential or actual impairment. Toward the end of 2008 and into the first quarter of 2009 many of these loans required an impairment allowance and also were placed into non-accrual status. The additions to the impairment allowance and the non-accrual loan balances in 2009 occurred primarily in construction and land development loans.

The following table shows a distribution of the totals for construction loans evaluated for impairment and the impairment allowances allocated to those loans at December 31, 2008 and March 31, 2009.

	December 31, 2008		March 31, 2009
(Dollars in thousands)	Loan	Impairment	Loan	Impairment
	Balance	Allowance	Balance	Allowance
Non-accrual loans	$13,724	$1,483	$32,375	$11,019
Accruing loans with an allowance	38,302	9,956	40,369	12,753
Accruing loans without an allowance	16,320	-	15,741	-
Total	$68,346	$11,439	$88,485	$23,772

William Friar
United States Securities and Exchange Commission
September 4, 2009

Response to Comment 3.b. (continued)

The following table shows a distribution of the totals for commercial real estate loans evaluated for impairment and the impairment allowances allocated to those loans at December 31, 2008 and March 31, 2009.

	December 31, 2008		March 31, 2009
(Dollars in thousands)	Loan	Impairment	Loan	Impairment
	Balance	Allowance	Balance	Allowance
Non-accrual loans	$2,575	$255	$11,769	$1,522
Accruing loans with an allowance	10,009	505	2,721	366
Accruing loans without an allowance	2,106	-	9,170	-
Total	$14,690	$760	$23,660	$1,888

The following tables list construction and commercial real estate loans that were in non-accrual status and had balances of $500 thousand or more at either December 31, 2007, December 31, 2008 or March 31, 2009.

	Construction and Land Development $500 Thousand & Over
	December 31, 2007			December 31, 2008		March 31, 2009
(Dollars in thousands)	Non-accrual	Impairment		Non-accrual	Impairment	Non-accrual	Impairment
Note, Collateral Location	Balance	Allowance		Balance	Allowance	Balance	Allowance
1. Memphis, TN	$1,319	$		$-	$-	$-	$-
2. Birmingham, AL	-		-	1,688	-	-	-
3. Auburn, AL	-		-	2,421	620	2,420	1,020
4. Oxford, MS	-		-	1,463	195	-	-
5. Oxford, MS	-		-	815	-	815	262
6. Oxford, MS	-		-	1,315	615	1,315	995
7. Perdido Key, FL	-		-	3,578	-	3,578	528
8. Alabaster, AL	-		-	-	-	3,851	-
9. Panama City, FL*	-		-	-	1,000	1,978	1,000
10. Bartlett, TN*	-		-	-	1,337	2,357	1,577
11. Desoto County, MS*	-		-	-	1,299	2,145	1,299
12. Oxford, MS*	-		-	-	200	1,099	200
13. Santa Rosa Bch, FL*	-		-	-	800	2,380	830
14. Germantown, TN	-		-	-	-	4,550	1,500
15. Memphis, TN	-		-	-	-	2,626	1,755
Totals	$1,319	$		$11,280	$6,066	$29,114	$10,966

* These loans were not in non-accrual status at December 31, 2008.

	Commercial Real Estate $500 Thousand & Over
	December 31, 2007		December 31, 2008		March 31, 2009
(Dollars in thousands)	Non-accrual	Impairment	Non-accrual	Impairment	Non-accrual	Impairment
Note, Collateral Location	Balance	Allowance	Balance	Allowance	Balance	Allowance
16. Oxford, MS	$-	$-	$938	$100	$-	$-
17. Columbiana, AL	-	-	667	148	667	148
18. Oxford, MS*	-	-	-	305	9,704	1,185
19. Memphis, TN	-	-	-	-	617	-
Totals	$-	$-	$1,605	$553	$10,988	$1,333

* These loans were not in non-accrual status at December 31, 2008.

William Friar
United States Securities and Exchange Commission
September 4, 2009

Response to Comment 3.b. (continued)

The following table summarizes information relevant to the impairment determinations for loans with balances of $500 thousand or more that were in non-accrual status at December 31, 2007, December 31, 2008 and March 31, 2009.

			Non-accrual	Impairment	Information
(Dollars in thousands)	Type of	Type of	Balance	Allowance	Supporting
Note, Collateral Location	Borrower	Collateral	03/31/09	03/31/09	Allowance
1. Memphis, TN	Residential Developer	Multi-family	$-	$-

2. Birmingham, AL	Residential Developer	Vacant Land	-	-

3. Auburn, AL	Commercial Developer	Commercial	2,420	1,020	Appraisal dated 10/03/08

4. Oxford, MS	Residential Developer	Condominium	-	-

5. Oxford, MS	Residential Developer	Condominium	815	262	Appraisal dated 12/30/08

6. Oxford, MS	Residential Developer	Residential Land	1,315	995	Appraisal dated 03/05/09

7. Perdido Key, FL	Commercial Developer	Commercial Land	3,578	528	Appraisal dated 02/10/09

8. Alabaster, AL	Residential Developer	Vacant Land	3,851	-	Appraisal dated 03/15/09

9. Panama City, FL	Residential Developer	Vacant Land	1,978	1,000	Appraisal dated 02/13/09

10. Bartlett, TN	Residential Developer	Subdivision	2,357	1,577	Appraisal dated 03/31/09

11. Desoto County, MS	Residential Developer	Subdivision	2,145	1,299	Appraisal dated 09/17/08

12. Oxford, MS	Residential Developer	Subdivision	1,099	200	Appraisal dated 03/31/09

13. Santa Rosa Bch, FL	Residential Developer	Subdivision	2,380	830	Appraisal dated 10/10/08

14. Germantown, TN	Residential Developer	Residential Land	4,550	1,500	Appraisal dated 02/03/09

15. Memphis, TN	Commercial Developer	Commercial Land	2,626	1,755	Appraisal dated 01/09/09

16. Oxford, MS	Commercial Developer	Commercial Building	-	-

17. Columbiana, AL	Commercial	Commercial Building	667	148	Negotiated settlement

18. Oxford, MS	Commercial	Retail Store	9,704	1,185	Appraisal dated 03/01/09

19. Memphis, TN	Commercial	Commercial Office	617	-	Appraisal dated 03/05/09

William Friar
United States Securities and Exchange Commission
September 4, 2009

Comment 3.c.

If a few large credit relationships did not make up a majority of your non-accrual loans, please tell us and revise future filings to disclose the reasons for the decrease in the general allowance component of your allowance for loan losses from December 31, 2007 to December 31, 2008.

Response to Comment 3.c.

A few large credit relationships did make up a majority of our non-accrual loans. Please refer to the discussion related to our response to Comment 3.b.

Comment 3.d.

Consider disclosing delinquency information on your portfolio and how the specific change in delinquencies impacts your calculation of the allowance for loan losses.

Response to Comment 3.d.

We acknowledge the Staff’s comment and will provide in future filings more detail on delinquencies and their impact on the allowance for loan loss calculations as suggested. It should be noted that our allowance methodology relies heavily on loan risk grades, which in turn rely heavily on delinquency status (among other issues), therefore while there is a direct relationship between past dues and the allowance for loan loss, our model focuses more directly on risk grades than on past due status. Accordingly, the allowance calculation is impacted more by the risk grades, and particularly downgrades, than directly by delinquencies.

We will provide discussions about the composition of the non-accrual portfolio and non-accrual loans that have a significant influence on the size and trend of the allowance for loan losses in future filings.

William Friar
United States Securities and Exchange Commission
September 4, 2009

Financial Statements

Note 3 – Securities Available for Sale, page 51

Comment 4

We note the significant unrealized losses related to your corporate bonds and debt collateralized by trust preferred securities at December 31, 2008 and March 31, 2009, and your disclosure on page 52 that these collateralized debt obligations (CDOs) with $1.085 million of unrealized losses were downgraded to below investment grade by Moody’s in December 2008. Please address the following with respect to the CDOs:

Comment 4.a.

Please provide us a full detailed analysis of these securities’ impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any securities that have contractually deferred interest payments and tell us how this impacted your cash flow analysis.

Response to Comment 4.a.

The following table shows the evidence used to determine whether an other-than-temporary impairment existed for the CDOs as of December 31, 2008 and March 31, 2009. Since the CDOs are beneficial interests, the primary evidence used was the testing performed pursuant to EITF 99-20 and its amendment. Based on the analyses at December 31, 2008 and March 31, 2009 we determined that no other-than-temporary impairments of the beneficial interests existed.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Response to Comment 4.a. (continued)

As of December 31, 2008
MM Community
Evidence	Trapeza I 2002-1A	Trapeza II 2003-2A	Tpref Funding II	Trapeza V 2003-5A	Funding IX
Considered	Class C1	Class C1	Class B	Class C1	Class B1
Length of time and extent to which the market value has been less than cost (Significant)	Unrealized loss for 13 months; Over $100 thousand unrealized loss for 7 months	Unrealized loss for 13 months; Over $100 thousand unrealized loss for 8 months	Unrealized loss for 17 months; Over $100 thousand unrealized loss for 14 months	Unrealized loss for 17 months; Over $100 thousand unrealized loss for 14 months	Unrealized loss for 13 months; Over $100 thousand unrealized loss for 9 months

Financial condition and near-term prospects of the issuer (Very Significant)	3 banks on analysts watch lists that are not in default or deferral; % defaults to first principal loss is 9%	10 banks on analysts watch lists that are not in default or deferral; % defaults to first principal loss is 22%	12 banks on analysts watch lists that are not in default or deferral; % defaults to first principal loss is 18%
CDO deferred interest payment for 07/15/08; Based on expected cash flows of non-defaulted collateral, sufficient cash flow is available to eventually pay deferred interest on the CDO; 3 banks on analysts watch lists that are not in default or deferral; % defaults to first principal loss is 8%
8 banks on analysts watch lists that are not in default or deferral; % defaults to first principal loss is 17%

Decline due to macroeconomic conditions or instrument specific conditions (Significant)
Lack of liquidity in markets for Trups still extending time of unrealized losses; Spreads widened over past year; Governments taking drastic action to stabilize credit markets; Housing beginning to show some slowing of price declines; Corporate spreads should narrow with eventual improved economy

Downgrades (Significant)	To Ca on 11/12/08 by Moodys	To Caa2 on 11/12/08 by Moodys	To Ba3 on 11/12/08 by Moodys	To Ca on 11/12/08 by Moodys	To B3 on 11/12/08 by Moodys

EITF 99-20 cash flow test and assumptions (a) (Most Significant)	Assume defaults of $43.5 million; Present value unchanged from 09/30 test	Assume defaults of $20.3 million; Present value unchanged from 09/30 test	Assume defaults of $14.0 million; Present value unchanged from 09/30 test	Assume defaults of $36.0 million; Present value unchanged from 09/30 test	Assume defaults of $4.3 million; Present value unchanged from 09/30 test

Intent and ability to hold to recovery (Very Significant)	Yes	Yes	Yes	Yes	Yes

(a) Cash flow tests assume 100% loss on defaulted collateral, 50% loss on deferring collateral, and 25% loss on collateral on banks rated 4.5 or 5 by Veribanc.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Response to Comment 4.a. (continued)

As of March 31, 2009
MM Community
Evidence	Trapeza I 2002-1A	Trapeza II 2003-2A	Tpref Funding II	Trapeza V 2003-5A	Funding IX
Considered	Class C1	Class C1	Class B	Class C1	Class B1
Length of time and extent to which the market value has been less than cost (Significant)	Unrealized loss for 16 months; Over $100 thousand unrealized loss for 10 months	Unrealized loss for 16 months; Over $100 thousand unrealized loss for 11 months	Unrealized loss for 20 months; Over $100 thousand unrealized loss for 17 months	Unrealized loss for 20 months; Over $100 thousand unrealized loss for 17 months	Unrealized loss for 16 months; Over $100 thousand unrealized loss for 12 months

Financial condition and near-term prospects of the issuer (Very Significant)	No CDO interest deferred to date; Collateral issuer financial analysis updated when information available – none since 12/31; % defaults to first principal loss is 1%	No CDO interest deferred to date; Collateral issuer financial analysis updated when information available – none since 12/31; % defaults to first principal loss is 14%	No CDO interest deferred to date; Collateral issuer financial analysis updated when information available – none since 12/31; % defaults to first principal loss is 14%
CDO deferred interest payments for 01/15/09; Based on expected cash flows of non-defaulted collateral, sufficient cash flow is available to eventually pay deferred interest on the CDO; Collateral issuer financial analysis updated when information available – none since 12/31; % defaults to first principal loss is 7%
No CDO interest deferred to date; Collateral issuer financial analysis updated when information available – none since 12/31; % defaults to first principal loss is 15%

Decline due to macroeconomic conditions or instrument specific conditions (Significant)
Lack of liquidity in markets for Trups still extending time of unrealized losses; Spreads widened over past year; Governments taking drastic action to stabilize credit markets; Housing beginning to show improvement; Mortgage rates showed strong decline resulting in increased originations; Corporate spreads should eventually narrow as stimulus begins to work; Unemployment, consumer data still indicate fragile economy

Downgrades (Significant)	None in 2009	None in 2009	To Caa3 on 03/27/09 by Moodys	None in 2009	To Caa3 on 03/27/09 by Moodys

EITF 99-20 cash flow test and assumptions (a) (Most Significant)	Assume defaults of $37.0 million; Present value unchanged from 12/31 test	Assume defaults of $20.3 million; Present value unchanged from 12/31 test	Assume defaults of $35.0 million; Present value unchanged from 12/31 test	Assume defaults of $44.0 million; Present value unchanged from 12/31 test	Assume defaults of $31.3 million; Present value unchanged from 12/31 test

Intent and ability to hold to recovery (Very Significant)	Yes	Yes	Yes	Yes	Yes

(a) Cash flow tests assume 100% loss on defaulted collateral, 50% loss on deferring collateral, and 25% loss on collateral on banks rated 4.5 or 5 by Veribanc.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Comment 4.b.

Please tell us how you determined that the securities’ impairment was temporary considering that the securities were downgraded below investment grade by Moody’s. This downgrade appears to be a critical and compelling piece of evidence considering Moody’s definition of a below investment grade credit rating states that there is high or substantial credit risk and that the security has speculative elements or is considered speculative.

Response to Comment 4.b.

The Moodys downgrades in November 2008 were considered in determining whether any other-than-temporary impairments existed in the CDO portfolio at December 31, 2008. We also considered that the Fitch ratings for the CDOs were A for the Trapeza I 2002-1A, Class C1 security, the Trapeza II 2003-2A, Class C1 security and the Trapeza V 2003-5A, Class C1 security and were A- for the Tpref Funding II, Class B security and the MM Community Funding IX, Class B1 security. We also reviewed the credit quality of the banks in the collateral pools to determine potential problems and to help us determine whether there was sufficient liquid collateral to eventually pay off the tranche that we owned. Finally, using the information gathered to estimate actual and potential defaults and deferrals, we tested the cash flows of the beneficial interests to determine if they would decline and result in a recognizable impairment. After considering this evidence, and deciding that we did have the intent and ability to hold the securities until their principal and interest could be realized, we determined that there were no other-than-temporary impairments in the TruPS CDO portfolio.

Comment 4.c.

Please revise your future filings to disclose the factors that you considered to conclude that you have the intent and ability to hold the securities for the time necessary to collect the contractual principal and interest of the debt securities.

Response to Comment 4.c.

We acknowledge the Staff’s comment and will revise future filings as requested, consistent with prevailing GAAP.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Comment 4.d.

Please provide us and consider disclosing in future filings a table detailing the following information for these securities: name of issuer, class, book value, fair value, unrealized gain/loss, credit ratings, number of banks in issuance, deferrals and defaults as a percentage of collateral, and excess subordination after taking into account your best estimates of future interest deferrals and defaults.

Response to Comment 4.d.

The following table details certain information for the trust-preferred-backed collateralized debt obligations that we own. We will include a similar table in future filings.

As of December 31, 2008
(Dollars in thousands)							Deferrals and
					Moody’s	Number of	Defaults as
		Book	Fair	Unrealized	Credit	Banks in	a Percent	Excess
Name of Issuer	Class	Value	Value	Loss	Rating	Issuance	of Collateral	Subordination
Trapeza I 2002-1A	C1	$753	$587	$166	Ca	25	21.02%	0.00	% (a)
Trapeza II 2003-2A	C1	1,260	999	261	Caa2	39	6.80	9.53	(a)
Tpref Funding II	B	1,006	800	206	Ba3	34	7.51	3.10
Trapeza V 2003-5A	C1	1,029	791	238	Ca	43	14.86	0.00	(a)
MM Community Funding IX	B1	1,006	792	214	B3	34	10.08	0.00	(b)
		$5,054	$3,969	$1,085

As of March 31, 2009
(Dollars in thousands)							Deferrals and
					Moody’s	Number of	Defaults as
		Book	Fair	Unrealized	Credit	Banks in	a Percent	Excess
Name of Issuer	Class	Value	Value	Loss	Rating	Issuance	of Collateral	Subordination
Trapeza I 2002-1A	C1	$753	$601	$152	Ca	25	30.53%	0.00	% (a)
Trapeza II 2003-2A	C1	1,260	1,014	246	Caa2	40	12.32	2.36	(a)
Tpref Funding II	B	1,006	798	208	Caa3	34	10.12	0.67
Trapeza V 2003-5A	C1	1,054	815	239	Ca	45	15.04	0.00	(a)
MM Community Funding IX	B1	1,006	789	217	Caa3	34	12.61	0.00	(b)
		$5,079	$4,017	$1,062

(a)	excess subordination covering C1 and C2 tranches
(b)	excess subordination covering B1 and B2 tranches

William Friar
United States Securities and Exchange Commission
August 31, 2009

Note 20 – Fair Value, page 71

Comment 5

We note your disclosure on page 71 that you obtain fair value measurements from independent pricing services for your securities available for sale. Please tell us and revise future filings to include the following disclosures:

Comment 5.a.

The number of quotes or prices you generally obtain per instrument and if you obtain multiple quotes or prices, how you determine the ultimate value you use in your financial statements;

Response to Comment 5.a.

We use an external pricing service to electronically provide prices by CUSIP number. We use the one price per instrument provided for the securities that the service can produce prices for. Typically, all securities except for some small municipal issues and the collateralized debt obligations are priced by the primary external provider. For issues that are not priced by the primary provider, we use the pricing disclosed in the investment accounting product provided by a broker-dealer affiliate of a correspondent bank. The broker-dealer’s accounting system uses prices provided by (1) the same external pricing service that we use, (2) Standard & Poor’s, (3) matrix pricing with market yield inputs provided by Bloomberg and a municipal securities market data provider and (4) the broker-dealer’s trading staff. The broker-dealer prices all municipal securities through its pricing matrix. At March 31, 2009, the only securities that were not priced by the primary provider were 24 municipal bonds representing 7 issuers and the collateralized debt obligations. We used the broker-dealer’s matrix prices for the municipal securities and a third-party provider’s modeled prices for the collateralized debt obligations (CDOs).

CDOs are valued by an external party using a model. The model inputs are (1) observable prices for trust preferred securities, (2) calculated discount margins to maturity from the observable prices, and (3) adjustments to the discount margins for differences in credit ratings of the observed trust preferred securities and the credit rating of the CDO being valued. These discount margin adjustments are subject to further adjustment if stress testing implies that the spread should be different, which would result in a Level 3 valuation.

Comment 5.b.

Whether, and if so, how and why, you adjust quotes or prices you obtain from pricing services;

Response to Comment 5.b.

We do not adjust the prices that are obtained from external pricing services.

Comment 5.c.

Whether the broker quotes are binding or non-binding; and

Response to Comment 5.c.

Any broker quotes that may be used are generally non-binding. We did not use any non-binding broker quotes to price securities at December 31, 2008 or March 31, 2009.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Comment 5.d.

The procedures you perform to validate the prices you obtain to ensure the fair value determination is consistent with SFAS 157 and that your assets and liabilities are properly classified in the fair value hierarchy.

Response to Comment 5.d.

The primary method of validation that we use is the comparison of the prices that we receive from our primary provider with the prices that are used in the broker-dealer’s investment accounting reports. The fair values used for selected agency, mortgage-backed and corporate securities are also periodically checked by comparing them to prices obtained from Bloomberg. The CDOs may be validated by comparing the fair values with those obtained by other valuation experts. To date, we have not validated those values through the use of an additional valuation expert. We review the documentation provided with the CDO pricing to determine whether the significant inputs are observable in the market.

We will revise future filings to more clearly disclose the sources of information and inputs used, any adjustments made to the inputs, the process of determining a final fair value and the methods of validating the measures used for assets and liabilities that are measured at fair value. We will also revise future filings to discuss how fair value measurements are assigned to the different levels of the fair value hierarchy.

Directors, Executive Officers and Corporate Governance, page 78

Information Concerning Nominees and Directors

Comment 6

In future filings, please revise this section to clarify that the disclosure regarding each of the officers and directors describes their business experience, principal occupations and employment for at least the past five years; Refer to Item 401(e) of Regulation S-K.

Response to Comment 6

We acknowledge the Staff’s comment and will revise future filings as requested.

Executive Compensation, p. 78

Compensation Discussion and Analysis

Comment 7

With respect to base salaries, and to the extent possible, please revise future filings to explain how the compensation committee assesses each individual’s performance in order to determine the amount of any merit-based increase.

Response to Comment 7

We acknowledge the Staff’s comment and will revise future filings as requested.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Comment 8

It appears that the company benchmarks certain elements of compensation to its peers. In future filings, please identify the component companies that make up the compensation peer group and the basis for selecting the peer group. In addition, please describe how the compensation committee used comparative compensation information in determining compensation or compensation ranges for each of the compensation components. Please also disclose whether the compensation committee deviated from peer group benchmarks in setting executive compensation, and if so, state the reasons for such deviation. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response to Comment 8

We acknowledge the Staff’s comment and will revise future filings as requested.

Performance-based Incentive Compensation

Comment 9

In future filings, please disclose the corporate performance targets utilized in determining cash incentive compensation for your named executive officers. To the extent you believe that disclosure of such targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response to Comment 9

We acknowledge the Staff’s comment and will revise future filings as requested.

Certain Relationships and Related Transactions, page 78

Comment 10

We note the disclosure that loans to officers and directors were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons. Please confirm, and revise future filings to disclose, if accurate, that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) to Item 404(a) of Regulation S-K.

Response to Comment 10

Loans to officers and directors were made on substantially the same terms as those prevailing at the time for comparable loans with persons not related to the Company. We will revise future filings to reflect the clarified language.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Security Ownership of Certain Beneficial Owners…, page 78

Comment 11

Reference is made to footnotes (4) and (23) of the beneficial ownership table on page 5 of the proxy statement. In future reports clarify whether or not the 124,404 shares owned by the Salt & Light Foundation are included in the holdings for Messrs. Potts.

Response to Comment 11

We acknowledge the Staff’s comment and will revise future filings to clarify the disclosure.

Signature Page

Comment 12

The 10-K must be signed by your company’s controller or principal accounting officer, and that person should be so designated on the signature page. If your controller or principal accounting officer has not signed the 10-K, please amend the 10-K so that he or she does. If that person signed this report, please advise us supplementally and in future reports, designate the person as the principal accounting officer or controller.

Response to Comment 12

The Company’s principal accounting officer is Robert C. Thompson, III, Vice President of Accounting Policy. He did not sign the Form 10-K for 2008. Accordingly the 10-K will be amended to include the designation and signature of the company’s principal accounting officer.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements

Note 7 – Preferred Stock and Common Stock Warrant, page 18

Comment 13

We note your disclosures with respect to the issuance of preferred shares and a warrant to purchase common stock as part of your participation in the U.S. Treasury Capital Purchase Program. Please provide us with your methodology used to calculate the fair value of the preferred stock and warrant issued to the U.S. Treasury and revise your future filings to more clearly discuss the assumptions used.

Response to Comment 13

The fair value of the preferred stock was determined using a discounted cash flow analysis. The fair value of the warrant was determined using a Black-Scholes option pricing model. The preferred stock cash flows were determined to be payments of dividends annually at a rate of 5% and a liquidation of the $30.000 million face value at the end of five years. The discount rate used was 25%, which seemed reasonable given market yields for financial institution preferred stocks ranging from 15% to 30%. This resulted in a preferred stock value of $13.864 million. The warrants were valued using an expected life of 7.5 years (50% probability at 5 years and 50% probability at 10 years), a volatility of 27.85% (average of historical 10-year, 5-year and 1-year volatilities of the Company’s stock), an expected dividend yield of 2.50% (50% probability of 0% and 50% probability of 5%), and a risk-free bond rate of 2.18% (7-year Treasury rate). The warrant fair value was determined to be $660 thousand. The $30.000 million in CPP proceeds was distributed proportionately to the preferred stock and warrants resulting in $1.363 million being assigned to the warrant and $28.637 million being assigned to the preferred stock. The amount assigned to the preferred stock resulted in an effective book yield of 6.08%, given the dividend rate and discount accretion. This seemed reasonable given that the book yields (dividend rate and accretion) for preferred stocks of other financial institutions were comparable. We will revise future filings to more clearly discuss the assumptions used.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Goodwill Impairment, page 31

Comment 14

We note your disclosure on page 32 that you changed your goodwill impairment analysis at March 31, 2009, and that a significant change was redefining the community banking unit as the consolidated company. We further note that you recorded a goodwill impairment charge of $15.8 million in the quarter ended March 31, 2009 as a result of this analysis. Please address the following in this regard:

Comment 14.1

Tell us the reason for changing the methodology since it appears that the reasons disclosed on page 32 for making the change appear to be applicable even in prior periods and prior impairment tests;

Response to Comment 14.1

We believed that it would be prudent to engage an independent valuation expert for the March 2009 goodwill impairment test since the testing had been done internally since its inception. The change in methodology for the banking unit for the March 2009 goodwill testing was made after consultations with the independent valuation firm. The reasons for the change may have been applicable in prior periods, but were not considered. This change would not have had a significant impact on the impairment test as evidenced in the response to comment 14.2. The significant changes in market conditions during the first quarter of 2009 led us to seek external advice which resulted in a re-assessment of our analysis. The goodwill testing was originally set up internally in 2002 using the units described in the answer to Comment 2 above. The use of more than one unit made sense because goodwill did reside in the bank and in the insurance agency operation, so we decided that two sets of goodwill would have to be tested for impairment. Therefore, having at least two units looked reasonable. Corporate and treasury functions were separated out in a similar manner as they were for internal branch profitability analysis. These units were used in subsequent tests without change. The advisors engaged for the March 2009 test looked at the small financial effect of the insurance, mortgage, brokerage and trust units and advised that the consolidated company be used as the banking unit. This suggestion also seemed reasonable. The test was performed by the third-party valuation firm and we took responsibility for the computation and agreed with their results.

The significance of the change in definition only occurs if step 2 of the goodwill test is required. As evidenced in the response to comment 14.2 below, the change in computation would not have impacted the November and December 2008 impairment conclusion.

William Friar
United States Securities and Exchange Commission
August 31, 2009

Comment 14.2

Tell us if this methodology had been applied in the November and December 2008 goodwill impairment tests, whether an impairment charge would have been recognized at each of those dates;

Response to Comment 14.2

According to SNL Financial database statistics provided by RP Financial, LC, prices paid for acquisitions of banks with non-performing assets in excess of 1% of total assets during the third and fourth quarters of 2008 ranged from .43 times tangible book value to 2.68 times tangible book value with a median value of 1.34 times and a mean value of 1.46 times tangible book value. Using a market-based value halfway between the median and mean tangible book value multiples and assigning weights of 60% to the market-based value and 40% to the calculated discounted cash flow value, the adjusted fair value of the banking unit as of November 30, 2008 would have been $7.029 million more than the value used in the internal impairment test. The same calculations would have produced a banking unit fair value of $1.246 million in excess of its book value. Therefore, we believe that no impairment charge would have been recognized at November 30, 2008 or December 31, 2008 using a valuation method similar to the one used at March 31, 2009.

Comment 14.3

Tell us the reason for valuing the community banking unit using “…primarily Level 3 inputs based primarily on historical deal prices for community banks…” in your March 2009 test, as disclosed on page 32, compared to valuing the unit based on a discounted cash flow analysis in the November and December 2008 goodwill impairment tests;

Response to Comment 14.3

We believe that the discounted cash flow model developed internally and used for the banking unit valuations prior to March 31, 2009 provided fair values that were reasonable. The discount rates used were comparable to rates of return for commercial banks, the earnings multiples used to determine terminal values were similar to earnings multiples that we could observe, and the cash flows were taken from the Company’s and Bank’s own history, adjusted for expectations related to loan losses, revenue and expense growth and net interest margin changes. The external valuation firm engaged for the March 31, 2009 test used a mix of (1) adjusted bank merger prices, (2) discounted cash flow analysis and (3) a control premium analysis as their standard way of determining unit values. We believe that both methodologies of valuation are reasonable.

As previously discussed, the change would not have impacted the impairment conclusion.

Comment 14.4

Provide us with your goodwill impairment analysis tests performed at each of the above mentioned dates.

Response to Comment 14.4

The impairment tests as of November 30, 2008, December 31, 2008 and March 31, 2009 are attached as Appendixes A, B and C respectively. This information has been omitted and filed separately with the Commission in accordance with Exchange Act Rule 24b-2.

If you have any questions or need additional information, you may contact me at 662-289-8594.

Thank you.

Sincerely,

/s/ John G. Copeland
Executive Vice President & Chief Financial Officer

APPENDIX A

First M&F Corporation – Goodwill Impairment Testing as of November 30, 2008

[Redacted from EDGAR Filing]

Confidential Treatment Requested Pursuant to Rule 83

A Clean, Unredacted Version Has Been Submitted to the SEC’s Division of Corporation Finance

APPENDIX B

First M&F Corporation – Goodwill Impairment Testing as of December 31, 2008

[Redacted from EDGAR Filing]

Confidential Treatment Requested Pursuant to Rule 83

A Clean, Unredacted Version Has Been Submitted to the SEC’s Division of Corporation Finance

APPENDIX C

First M&F Corporation – Goodwill Impairment Testing as of March 31, 2009

[Redacted from EDGAR Filing]

Confidential Treatment Requested Pursuant to Rule 83

A Clean, Unredacted Version Has Been Submitted to the SEC’s Division of Corporation Finance